Form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Reporting Issuer

ViRexx Medical Corp.
8223 Roper Road
Edmonton, Alberta T6E 6S4

ITEM 2 Date of Material Change

May 1, 2007 and May 3, 2007

ITEM 3 News Release

News Releases dated May 3, 2007 and May 7, 2007 were issued and disseminated on May 3, 2007 and May 7, 2007 respectively through the services of CCN Matthews and filed those same dates on SEDAR.

ITEM 4 Summary of Material Change

ViRexx Medical Corp. (“ViRexx”) announced on May 3, 2007 a change in management and to its Board of Directors. On May 7, 2007, ViRexx announced the appointment of Directors and Interim Chief Executive Officer and formation of a special committee of the Board.

ITEM 5 Full Description of Material Change

May 1, 2007

ViRexx announced that Dr. D. Lorne Tyrrell has resigned as Chief Executive Officer, Chief Scientific Officer and a director of ViRexx. Dr. Tyrrell will continue to serve as Chief Scientific Advisor to ViRexx pursuant to a Consulting Agreement.

Marc Canton, former President and Chief Operating Officer, Scott Langille, former Chief Financial Officer and Jean Paul Laurin, former Business Development Director, are no longer employed by ViRexx.

Gary Woerz has been hired by ViRexx as Chief Financial Officer. Mr. Woerz has a degree in accounting from San Jose State University and a MBA from Pepperdine University. He has been employed previously by reporting issuers in the United States and brings to ViRexx experience in dealing with all levels of regulatory matters.

May 3, 2007

ViRexx announced that at its Annual General Meeting of the Shareholders for the financial year ending December 31, 2006 held on May 3, 2007 as scheduled, Peter P. Smetek, Jr., Michael P. Marcus, Yves Cohen, Douglas Gilpin and Jacques LaPointe were elected to the Board of Directors. Peter P. Smetek remains Chairman of the Board and at a directors’ meeting held subsequent to the Annual General Meeting, Mr. Smetek was appointed Interim Chief Executive Officer.

At the Annual General Meeting a record number of ViRexx shares (47% of the issued and outstanding shares) voted 99% in favour of the Board and the other resolutions contained in the Proxy.

In addition, ViRexx has formed a special committee of independent Directors comprised of Michael Marcus and Douglas Gilpin to review management and Board of Directors awareness and understanding of and compliance with mandates, policies, procedures and by-laws of ViRexx. Mr. Joseph Hunder of Fraser Milner Casgrain LLP has been appointed the independent legal counsel of this committee

ITEM 6 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

None

ITEM 7 Omitted Information

Not Applicable

ITEM 8 Executive Officer

Peter Smetek
Interim Chief Executive Officer
Phone: (780) 989-6710

ITEM 9 Date of Report

May 9, 2007